# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Shares")
Address of issuer's principal executive offices: 109 Long Wharf, C/o M.t. Maritime Management (usa) Llc, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0002047301
Persons authorized to receive notices and communications: Keith J. Billotti, Esq., 109 Long Wharf, C/o M.t. Maritime Management (usa) Llc, Newport, Rhode Island (RI), 02840, 212-574-1274

## Reporting persons
- Strategic Shipping Inc. (CIK 0002047301): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,359,342; sole dispositive power 0; shared dispositive power 18,359,342; aggregate amount beneficially owned 18,359,342 (28.3% of the class)
- Strategic Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,359,342; sole dispositive power 0; shared dispositive power 18,359,342; aggregate amount beneficially owned 18,359,342 (28.3% of the class)
  Comment: Strategic Investment LLC is the sole shareholder of Strategic Shipping Inc. As such, it may be deemed to beneficially own the Common Shares (as defined below) that Strategic Shipping Inc. owns.
- Pacific Star Private Trust Company Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 18,359,342; sole dispositive power 0; shared dispositive power 18,359,342; aggregate amount beneficially owned 18,359,342 (28.3% of the class)
  Comment: Pacific Star Private Trust Company Ltd. ("Pacific Star") is the trustee of a trust (the "Trust"). The Trust indirectly controls all of the shares of Strategic Shipping Inc. through its direct ownership of 51.0% of the limited liability company interests in Strategic Investment LLC, which is the sole shareholder of Strategic Shipping Inc. Accordingly, Pacific Star, as trustee, may be deemed to beneficially own the 18,359,342 Common Shares (as defined below) that are owned by Strategic Shipping Inc. and beneficially owned by Strategic Investment LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Shares")
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, C/o M.t. Maritime Management (usa) Llc, Newport, Rhode Island (RI), 02840

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following: (i) Strategic Shipping Inc. ("SSI"); (ii) Strategic Investment LLC ("Strategic Investment"); and (iii) Pacific Star.

SSI, Strategic Investment and Pacific Star are collectively referred to as the "Reporting Persons." Pacific Star is the trustee of the Trust. The Trust indirectly controls all of the shares of SSI through its direct ownership of 51.0% of the limited liability company interests in Strategic Investment, which is the sole shareholder of SSI. Accordingly, Pacific Star, as trustee, may be deemed to beneficially own the 18,359,342 Common Shares (as defined below) that are owned by SSI and beneficially owned by Strategic Investment. SSI and Strategic Investments are organized under the laws of the Republic of the Marshall Islands. Pacific Star is incorporated under the laws of Bermuda.
Residence or business address:
The address of SSI's principal place of business is c/o M.T. Maritime Management (USA) LLC, 2960 Post Road, Southport, CT 06890.

The address of Strategic Investment's principal place of business is c/o M.T. Maritime Management (USA) LLC, 2960 Post Road, Southport, CT 06890.

The address of Pacific Star's principal place of business is c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11 Bermuda.
Present principal occupation or employment:
The principal business of SSI is acting as a holding company of an integrated shipping business that owns, operates and manages vessels across different sectors.

The principal business of Strategic Investment is acting as an investment holding company.

The principal business of Pacific Star is acting as trustee of the Trust that holds a controlling interest in Strategic Investment.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the name, citizenship, business address and the present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the Reporting Person's directors and officers.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information included in Item 2 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The source of funds for the purchases of 300,000 Common Shares reported in Item 5(c) of this Schedule 13D was $1,681,618, representing the working capital of SSI.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 23, 2024, SSI, the Issuer, Renaissance Holdings LLC ("Renaissance"), a wholly-owned subsidiary of SSI, and Renaissance Merger Sub LLC ("Merger Sub"), a wholly-owned subsidiary of the Issuer, entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, in part, the Issuer agreed to acquire Renaissance from SSI through the merger of Merger Sub with and into Renaissance, with Renaissance surviving the merger as a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the Merger, the Issuer would acquire ownership of, or assume bareboat charters-in with purchase options for, 15 handy-size bulk vessels owned or chartered-in by SSI indirectly through Renaissance and its wholly-owned subsidiaries. As a result of the Merger, all of the limited liability company interests of Renaissance outstanding immediately prior to the effective time of the Merger would be converted into the right of SSI to receive, in part, a number of Shares (the "Merger Shares") based on a net asset value to net asset value exchange ratio to be determined prior to the closing of the Merger (the "Closing") pursuant to the Merger Agreement.

On December 30, 2024, the Issuer held a special shareholder meeting at which its shareholders approved the issuance of the Merger Shares, as required by Nasdaq rules. On December 30, 2024, the Merger was consummated and the Issuer issued 18,059,342 Shares to SSI.

In connection with the consummation of the Merger and closing of the transaction, SSI and the Issuer entered into an Investor and Registration Rights Agreement (the "Investor and Registration Rights Agreement"), pursuant to which the Issuer has agreed to register the Merger Shares and additional Shares SSI may acquire following the Closing. Under the Investor and Registration Rights Agreement, SSI has (i) the right to designate two persons to the Issuer's board of directors immediately upon the Closing, and to nominate up to two designated directors at each subsequent annual meeting of the Issuer, subject to certain ownership thresholds, and (ii) pre-emptive rights to participate in future equity issuances by the Issuer, subject to customary exclusions, provided however that SSI shall have the right at all times to maintain a minimum beneficial ownership interest in the Issuer's shares of common stock of at least 25%. SSI has also agreed that it will not become, through additional share purchases or otherwise, the beneficial owner of in excess of 30% of the Issuer's issued and outstanding common shares (the "Beneficial Ownership Limitation"). The Beneficial Ownership Limitation will be automatically waived in certain circumstances, including when the Issuer's Board of Directors (x) consents to such acquisition in excess of the Beneficial Ownership Limitation or (y) reasonably determines that the Issuer has commenced negotiations with respect to the terms of a potential transaction that may reasonably be expected to result in a change of control of the Issuer.

In connection with the Merger and pursuant to SSI's rights under the Investor and Registration Rights Agreement, SSI intends to designate Christina Tan and Gary Vogel to the Board of Directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 30, 2024, the Issuer had 64,961,433 Common Shares outstanding based on information provided by the Issuer in its Form 8-K report filed with the U.S. Securities and Exchange Commission on December 30, 2024. Based on the foregoing, as of the date of this filing:
Number of shares as to which each person has sole or shared power to vote or dispose: SSI may be deemed the beneficial owner of 18,359,342 Common Shares, representing approximately 28.3% of the Issuer's outstanding Common Shares; Strategic Investors may be deemed the beneficial owner of 18,359,342 Common Shares, representing approximately 28.3% of the Issuer's outstanding Common Shares; and Pacific Star may be deemed the beneficial owner of 18,359,342 Common Shares, representing approximately 28.3% of the Issuer's outstanding Common Shares. SSI, Strategic Investment and Pacific Star have the shared power to vote and dispose of 18,359,342 of these Common Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Common Shares other than those discussed in this Schedule 13D, including those in Exhibit D, that were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Directors and Officers

Exhibit B - Agreement and Plan of Merger included as Exhibit 2.1 to a Current Report on Form 8-K filed by the Issuer on September 23, 2024 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001606909/000160690924000105/panl-20240923.htm)

Exhibit C - Form of Investor and Registration Rights Agreement included as Exhibit 10.1 to a Current Report on Form 8-K filed by the Issuer on September 23, 2024 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001606909/000160690924000105/panl-20240923.htm)

Exhibit D - Information with Respect to Transactions Effected by certain of the Reporting Persons in the last 60 days.

Exhibit E - Joint Filing Agreement

## Signatures
- Strategic Shipping Inc.: /s/ Constantine Tsoutsoplides, Constantine Tsoutsoplides, Chief Financial Officer (01/06/2025)
- Strategic Investment LLC: /s/ Lui Yuen Leung, Lui Yuen Leung, Director (01/06/2025)
- Pacific Star Private Trust Company Ltd.: /s/ Lui Yuen Leung, Lui Yuen Leung, Director (01/06/2025)